File No. 812-13755

UNITED STATES OF AMERICA
BEFORE THE
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the matter of:	x
RiverPark Advisors, LLC; and	x
RiverPark Funds Trust

Third Amended and Restated Application For an Order Under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) Granting an Exemption From Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act Granting an Exemption From Sections 17(a)(1) and (a)(2) of the Act, and Under Section 12(d)(1)(J) of the Act, Granting  an Exemption From Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:

RiverPark Advisors, LLC	RiverPark Funds Trust
c/o Morty Schaja	c/o Morty Schaja
RiverPark Advisors, LLC	RiverPark Advisors, LLC
156 West 56th Street	156 West 56th Street
New York, NY 10019	New York, NY 10019

[___Distributor__]

With a copy to:
Kathleen H. Moriarty, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022

Page 1 of  83 sequentially numbered pages (including exhibits).
As filed with the Securities and Exchange Commission on March 1, 2011

TABLE OF CONTENTS

I.	INTRODUCTION			1
	A.	Summary of Request for Relief In This Application		1
	B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission		4

II.	THE APPLICANTS AND OTHER PRINCIPAL PARTIES			6
	A.	The Trust and its Funds		6
	B.	The Adviser and Sub-Adviser		7
	C.	The Distributor		8
	D.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent		9

III.	THE APPLICANTS’ PROPOSAL			10
	A.	Reason for Proposal		10
	B.	Description of the Funds		10
		1.	Investment Objectives and Strategy	11
		2.	Implementation of Investment Strategy	12
		3.	Additional Policies	14
		4.	Management of the Funds	15
	C.	Regulatory Concerns		15
	D.	Exchange Listing		18
	E.	Capital Structure and Voting Rights; Book-Entry		19
	F.	Sales of Shares		19
	G.	Pricing		22
	H.	Payment Requirements for Creation Units		24
	I.	Creation Procedures Applicable to Domestic Equity Funds		27
	J.	Creation Procedures Applicable to Domestic Fixed Income Funds and Domestic Combination Funds		28
	K.	Creation Procedures Applicable to Foreign Funds and Global Funds		28
	L.	Redemption		29
		1.	Redemption Procedures Applicable to Domestic Equity Funds	31
		2.	Settlement and Clearing of Fixed Income Funds	33
		3.	Redemption Procedures Applicable to Foreign Funds and Global Funds	36
	M.	Qualification as a Regulated Investment Company		37
	N.	Dividends, Distributions and Taxes		37
	O.	Shareholder Transaction and Operational Fees and Expenses		38
	P.	Dividend Reinvestment Service		40
	Q.	Availability of Information		40
	R.	Sales and Marketing Materials and Prospectus Disclosure		41
	S.	Third-Party Broker-Dealer Issues		42

IV.	IN SUPPORT OF THE APPLICATION			43

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	A.	Standards For Requested Relief		43
	B.	Benefits of the Proposal		46
	C.	The Product Does Not Raise Concerns		47

V.	REQUEST FOR ORDER			48
	A.	Sections 2(a)(32) and 5(a)(1) of the Act		48
	B.	Section 22(d) of the 1940 Act and Rule 22c-l Under the 1940 Act		49
	C.	Section 22(e) of the Act		52
	D.	Sections 17(a)(1) and (a)(2) of the Act		56
	E.	Exemptions from the Provisions of Section 12(d)(1)		62
		1.	General	62
		2.	Concerns Underlying Sections 12(d)(1)(A) and (B)	62
	F.	Discussion of Precedent		68

VI.	EXPRESS CONDITIONS TO THE APPLICATION			69
	A.	Actively Managed Exchange Traded Fund Relief		70
	B.	Section 12(d)(1) Relief		70

VII.	PROCEDURAL MATTERS			73

VIII.	AUTHORIZTATION AND SIGNATURES			74

AUTHORIZATION - RIVERPARK ADVISORS, LLC				75

AUTHORIZATION - RIVERPARK FUNDS TRUST				76

APPENDIX A – INITIAL FUNDS				A-1

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I.	INTRODUCTION

A.	Summary of Request for Relief In This Application

RiverPark Advisors, LLC (“Adviser”), RiverPark Funds Trust (“Trust”) and ________ (“_______”) as Distributor (defined below) (collectively, “Applicants”), by submitting this Third Amended and Restated Application dated February 28, 2011 (“Application”) to the Securities and Exchange Commission (“Commission”) hereby apply for and request an order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and  under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, (“Order”).

Applicants are seeking an order for an exemption from Sections 2(a)(32), 5(a)(1), 12(d)(1)(A), 12(d)(1)(B), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the Act and Rule 22c-l under the Act  to permit the Trust to create and operate a series of  actively managed investment portfolios, which will offer exchange-traded shares ( “Shares”) with limited redeemability commonly referred to as “exchange-traded funds” (“ETFs”). Applicants request that the Order requested herein apply to the Trust’s three funds  identified and described in Appendix A hereto (“Initial Funds”), and other open-end management investment companies structured as  ETFs, or series thereof, that may be created in the future as well as future ETF series of the Trust (collectively, “Future Funds”).  The Initial Funds and all Future Funds are collectively referred to herein as the “Funds”.  Each Fund will operate as an ETF with an actively managed portfolio.  The Initial Funds and Future Funds may invest in equity securities and/or fixed income securities traded in the U.S. markets (“Domestic Funds”) or the non-U.S. markets (“Foreign Funds”), as well as

A-1

shares of ETFs and shares of money market mutual funds or other investment companies that primarily invest in short term fixed-income securities, all in accordance with their respective investment objectives, as described in more detail below.  Any Future Fund will (a) be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser and (b) comply with the terms and conditions of the Application.

 The requested Order would permit, among other things:

•
individual Shares of the Funds to trade on one or more national securities exchanges as defined in Section 2(a)(26) of the Act (collectively, “Exchange”) at prices set by the market rather than at net asset value (“NAV”) per Share;

•	Shares to be redeemable in large aggregations of a specified number referred to as a “Creation Unit”1;

•	certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption; and

•	certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares.

The requested Order would also permit:

•	Investing Funds (as defined below2) to acquire Shares of the Funds beyond the limitations in Section 12(d)(1)(A);

1   Individual Shares will not be redeemable from a Fund unless combined into a Creation Unit.

2   Management investment companies and unit investment trusts (“UITs”) registered under the Act that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Funds (such registered management investment companies are referred to herein as “Investing Management Companies”, such UITs are referred to herein as “Investing Trusts” and Investing Management Companies and Investing Trusts are collectively referred to herein as “Investing Funds”).  The term “Investing Funds” does not include the Funds.

•	the Funds, any principal underwriter for a Fund and any Broker (as defined below3) to sell Shares of the Funds to an Investing Fund beyond the limitations in Section 12(d)(1)(B); and

•
a Fund to sell its Shares to and redeem its Shares from an Investing Fund of which the Fund is an affiliated person or an affiliated person of an affiliated person (collectively, “Investing Funds Relief”).

Applicants request that the Investing Funds Relief apply to: (1) each Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Funds within the meaning of Section 12(d)(1)(G)(ii) of the Act, as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to Investing Funds, and (2) each Investing Fund that enters into a participation agreement (“Investing Fund  Participation Agreement”) with a Fund. Applicants further request relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and 17(a)(2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons, or affiliated persons of affiliated persons.  Applicants acknowledge that an Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company.  The Investing Fund Participation Agreement will also include this acknowledgement.

All existing entities that intend to rely on the requested Order have been named as Applicants. The Funds, and any existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application and the Order.

3   Any broker or dealer registered under the Securities Exchange Act of 1934 (“Exchange Act”) is referred to herein as a “Broker”.

B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

The Applicants seek relief to permit the Funds to operate as ETFs, substantially similar to the relief granted by the Commission (“Active ETF Orders” to other management investment companies with actively managed portfolios operating as ETFs (“Active ETFs), including the exemptive relief granted to Grail Advisers to which the Advisor is a subadvisor to two existing ETFs.4  Unlike the exemptive orders granted in the past to permit the operation of with index-based portfolios (i.e., portfolio securities selected to correspond to the price and yield performance of a stated securities index (“Index ETFs”))5 the Active ETF Orders have involved

4   See, In the Matter of iShares Trust, et al., Investment Company Act Release Nos. 29543 (December 27, 2010) notice and 29571 (January 24, 2011) order and In the Matter of Grail Advisors, LLC, et al., Investment Company Act Release Nos. 28571 (Dec. 23, 2008) (notice) and 28604 (January 16, 2009) order (“Grail Order”). The four current active ETFs relying on the Grail Order are referred to herein as the “Grail Active ETFs”).  See also, Van Eck Associates Corporation, et al., Investment Company Act Release No. 29496 (November 3, 2010, 2010); In the Matter of AdvisorShares Investments, LLC, et al., Investment Company Act Release No. 29291 (May 28, 2010) (the “AdvisorShares Order”); Claymore Exchange-Traded Fund Trust 3, et al., Investment Company Act Release No. 29271 (May 18, 2010) (the “Claymore Active Order”); In the Matter of Pacific Investment Management Company LLC, et al., Investment Company Act Release No. 28993 (November 10, 2009) (the “PIMCO Active Order”); In the Matter of WisdomTree Trust, et al., Investment Company Act Release No. 28471 (October 27, 2008) (the “WisdomTree Order II”); In the Matter of Invesco PowerShares Capital Management LLC, et al., Investment Company Act Release No. 28467 (October 27, 2008) (the “PowerShares Order II”); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 28173 (Feb. 27, 2008) (the “BGFA Order”); In the Matter of Bear Stearns Asset Management, Inc., et al., Investment Company Act Release No. 28172 (Feb. 27, 2008); In the Matter of PowerShares Capital Management LLC, et al., Investment Company Act Release No. 28171 (Feb. 27, 2008 (the “PowerShares Active Order”); and In the Matter of WisdomTree Trust, et al., Investment Company Act Release No. 28174 (Feb. 27, 2008) (the “WisdomTree Order I”) (such orders are collectively referred to herein as “Active ETF Orders”).

5   See In the Matter of Charles Schwab Investment Management, Inc., et al., Investment Company Act Release No. 28983 (October 23, 2009) (the “Schwab Order”); See In the Matter of Arrow Investment Advisers, LLC et al., Investment Company Act Release No. 28910 (September 22, 2009) (the “Arrow Order”); See In the Matter of Pacific Investment Management Company LLC, et al., Investment Company Act Release No. 28752 (June 1, 2009) (the “PIMCO Index Order”); In the Matter of NETS Trust, et al., Investment Company Act Release No. 28195 (March 17, 2008) (the “NETS Order”); In the Matter of Javelin Exchange-Traded Trust, et al., Investment Company Act Release No. 28367 (August 26, 2008); In the Matter of Global X Funds, et al., Investment Company Act Release No. 28433 (October 3, 2008); In the Matter of HealthShares, Inc., et al., Investment Company Act Release No. 27594 (December 7, 2006); In the Matter of Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 27483 (September 18, 2006); In the Matter of ProShares Trust, et al., Investment Company Act Release No. 27394 (June 13, 2006); In the Matter of Van Eck Associates Corporation. et al., Investment Company Act Release No. 27311 (May 2, 2006); In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release No. 27068 (September 20, 2005); In the Matter of Fidelity Commonwealth Trust, et al., Investment Company Act Release No. 26178 (September 12, 2003); In the Matter of Rydex ETF Trust, et al., Investment Company Act Release No. 25970 (March 31, 2003); In the Matter of PowerShares Exchange-

ETFs with portfolio securities selected not to correspond to the price and yield performance of a particular securities index, but rather to be actively managed portfolios.  In contrast to Index ETFs, the relief requested herein would permit each Fund to hold  fixed income securities and/or equity securities, including shares of other ETFs selected by the Advisor, or the Sub-Advisor, as the case may be, and the performance of any Fund may be unrelated to the performance of any securities index.  Nevertheless, as with other Index ETFs and Active ETFs that are the subject of prior Commission’s orders, the Funds described herein will invest primarily in liquid portfolio securities, will disclose their portfolio holdings on a daily basis and will be equally as transparent as Index ETFs.  Given that the investment objectives of the Funds will not be based on the performance of any underlying securities index, Applicants have addressed the customary issues raised by Index ETFs as well as the additional issues raised by the Commission with respect to Active ETFs.  Certain requested relief is also consistent with the Commission’s proposal6 that would permit both Index ETFs and transparent Active ETFs, such as the Funds, to operate without the need to seek and obtain individual exemptive relief.

Traded Fund Trust. et al., Investment Company Act Release No. 25985 (March 28, 2003) (the “PowerShares Order”); In the Matter of UBS Global Asset Management (US) Inc., et al. Investment Company Act Release No. 25767 (October 11, 2002) (the “UBS Order”); In the Matter of  ETF Advisors Trust, et al., Investment Company Act Release No. 25759 (September 27, 2002); In the Matter of Nuveen Exchange-Traded Index Trust, et al., Investment Company Act Release No. 25451 (March 4, 2002) (the “Nuveen Order”; In the Matter of Vanguard Index Funds. et al., Investment Company Act Release No. 24789 (December 12, 2000), as subsequently amended (the “Vanguard Order”); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), as subsequently amended; In the Matter of Select Sector SPDR Trust, Investment Company Act Release No. 23534 (November 13, 1998), as subsequently amended; In the Matter of The Foreign Fund, Inc., et al., Investment Company Act Release No. 21803 (March 6, 1996), as subsequently amended (the “Foreign Order”); In the Matter of CountryBaskets Index Fund, Inc., et al., Investment Company Act Release No. 21802 (March 5, 1996) (the “CountryBaskets Order”). See also, In the Matter of BLDRS Funds Trust, et al., Investment Company Act Release No. 25797 (November 8, 2002); In the Matter of Diamonds Trust, et al., Investment Company Act Release No. 22979; In the Matter of Nasdaq-100 Trust, et al., Investment Company Act Release No. 23702 (February 22, 1999) (the “Nasdaq-100 Order”); In the Matter of MidCap SPDR Trust Series 1, Investment Company Act Release No. 20844 (January 18, 1995) (the “MidCap Order”); In the Matter of SPDR Trust Series I, Investment Company Act Release No. 19055 (October 26, 1992) (the “SPDR Order”)and In the Matter of SuperTrust Trust for Capital Market Fund, Inc. Shares, et al., Investment Company Act Release No. 17809 (October 19, 1990) (the “SuperTrust Order”).

6   See, Exchange-Traded Funds, Investment Company Act Release No. 28193 (March 11, 2008) (“ETF Rule Proposal”).

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	THE APPLICANTS AND OTHER PRINCIPAL PARTIES

A.	The Trust and its Funds

The Trust is a Delaware statutory trust established on June 22, 2010 and registered with the Commission as an open-end management company. The Trust is organized as a series fund with multiple series and currently offers and sells certain conventional open-end management companies (commonly referred to as “mutual funds”) with actively managed portfolios7 pursuant to registration statements on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933  (“Securities Act”) and the Act (each, a “Registration Statement”” 8).  Each Fund will have a distinct investment objective and will attempt to achieve such objective by using an “active” portfolio management strategy based entirely upon the Advisor’s or Sub-Advisor’s use of qualitative or quantitative strategies or other proprietary systems or approaches for security selection, asset allocation and portfolio construction. As stated above, none of the Funds will seek to achieve performance that corresponds generally to the performance of a stated securities  index.  Each Fund will consist of portfolio securities and other instruments selected by the Advisor or Sub-Advisor to achieve such Fund’s specific investment objective9.

The Trust is overseen by a Board of Trustees (“Board”) which meets the composition requirements of Section 10 of the Act. Each Fund will adopt fundamental policies consistent

7   These portfolios are: RiverPark Large Growth Fund, RiverPark/Wedgewood Fund, RiverPark Small Cap Growth Fund, RiverPark Short Term High Yield Fund, and RiverPark/Gravity Long-Biased Fund (collectively, “Current RiverPark Mutual Funds.  In the future, the Trust may issue, offer and sell additional conventional mutual funds with actively managed portfolios and/or index-based portfolios, or series thereof, or future series of such mutual funds (collectively, “Future RiverPark Mutual Funds”, which, together with the Current RiverPark Mutual Funds are collectively referred to as “RiverPark Mutual Funds

8   See, Securities Act File No. 333-167778 and  Investment Company Act File No. 811-22431.

9   Neither the Initial Funds nor any Future Fund will invest in options contracts, futures contracts or swap agreements; however, Applicants reserve the right to seek future relief to permit the use of such investments.

with the Act and will be classified as “diversified” or “non-diversified” under the Act. Each of the Funds intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (“Code”) in order to relieve it of any liability for federal income tax to the extent that earnings and gains are distributed to shareholders as required under the Code.   Each Initial Fund as well as each other Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) before offering its Shares.

The Trust intends to file a post-effective amendment to its  Registration Statement for the purpose of registering each Fund under the Act, as well as its Shares under the Securities Act.  As stated above, the Funds will not seek to achieve performance that corresponds generally to the price and yield performance of a specified securities index. Due to operational differences between the Funds and the RiverPark Mutual Funds, the Trust may intend to appoint  a separate administrator, custodian, fund accountant, transfer agent, dividend disbursing agent and securities lending agent for the Funds, as described below.

B.	The Adviser and Sub-Adviser

RiverPark Advisors LLC will be the investment adviser to each of the Funds. The Adviser is a Delaware limited liability company, with its principal office located at 156 West 56th Street, 17th Floor, New York, NY 10019.  The Adviser is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (“Advisers Act”).  The Adviser currently acts as sub-adviser to existing Active ETFs for which Grail Advisers is the adviser and plans to launch ETFs that will be managed similarly to such existing ETFs, as well as the investment adviser to the Current RiverPark Funds.  The controlling shareholder and CEO of the Adviser was formerly President and COO of BAMCO, the adviser of Baron Funds, and served on the public board for Baron’s mutual funds.  The Adviser is not nor will it be registered as a broker-dealer. Except for the investment management services that the Adviser will provide to the Funds, the Adviser does not expect to provide any other services to the Funds

The Adviser may enter into a sub-advisory agreement with one or more investment advisers each of which will serve as sub-advisers to a Fund (each, a “Sub-Adviser”).  Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

Each Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be “investment companies” in reliance on Sections 3(c)(1), (3)(c)(7) or 3(c)(11) of the Act, and business development companies (collectively, “Client Accounts”)

Subject to the approval of the Board, an affiliated person of the Adviser (“Adviser Affiliate”) or an affiliated person of a Sub-Adviser (“Sub-Adviser Affiliate”) may provide custody, fund accounting, administration, transfer agency and dividend disbursement to the Funds. To the extent any Fund uses the services of any Adviser Affiliate, Sub-Adviser and/or Sub-Adviser Affiliate for the purposes described above, such activities will comply with the Act, the rules thereunder and the terms and conditions of this Application.

C.	The Distributor

The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a Broker and will act as distributor and principal underwriter (“Distributor”) of one or more of the Funds. Each Distributor will distribute Shares on an agency basis.

_______, a ________ corporation and a Broker, will act as the initial Distributor and will comply with the terms and conditions of this Application.  Any other Broker appointed to act as Distributor will also comply with the terms and conditions of this Application.  _______ is not affiliated with the Advisor, the Custodian, the Administrator of the Funds nor ____________ ___________________.

D.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

As there will be operational differences between the Funds and the RiverPark Mutual Funds, each of the  Funds may have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”), and may have a securities lending agent (“Securities Lending Agent”) of  securities currently held in its portfolio (“Portfolio Securities”) if the Board determines that it is advisable for the Fund to lend its Portfolio Securities, different from the entity that currently serves in such capacity for the RiverPark Mutual Funds.  The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder.  If securities loans are made, the Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, an affiliate of the Adviser or Sub-Adviser may provide administration, custody, fund accounting, transfer agency, and dividend disbursement services to the Funds.

III.	THE APPLICANTS’ PROPOSAL

A.	Reason for Proposal

Applicants wish to make available, in response to market demand, Shares of Funds that provide full transparency, intra-day liquidity and low-cost exposure to an actively managed portfolio of liquid securities. The Applicants expect that the Shares, because they can be bought and sold continuously throughout the day, will appeal to both tactical and other traders as well as to  investors that have a longer term investment horizon that are currently invested in conventional mutual fund shares, which can be bought and sold only at a price calculated once per day, following the close of trading on the New York Stock Exchange (“NYSE”) (which is usually 4:00 p.m. ET) but prefer the ability to purchase or sell their investment at a price and time that they make their investment decision during the trading day.

B.	Description of the Funds

The Funds will operate as ETFs in a manner substantially similar to those ETFs currently relying on the Active ETF Orders, as well as those relying on the Index ETF Orders, except, as mentioned above, no Fund will seek to replicate the performance of a securities index.  As with existing Index ETFs and Active ETFs, each Fund will change the composition of its portfolio from time to time and will provide market participants information regarding such change in the manner described in subsection 2 below.  Each Fund will offer Shares that will be listed and traded on one or more Exchange.  The Fund’s primary listing Exchange (“Listing Exchange”) will not be affiliated with the Trust, the Funds, the Adviser, any Sub-Adviser or the Distributor. The Shares will not be individually redeemable by the Fund but will trade on the Exchange as individual Shares.

1.	Investment Objectives and Strategy

Pursuant to the relief requested herein, the Adviser and each Sub-Adviser will seek to achieve each Fund’s investment objective by utilizing an active management investment strategy.  Each Fund will have a distinct investment objective and will attempt to achieve such objective by using an “active” portfolio management strategy based entirely upon the Advisor’s or Sub-Advisor’s use of qualitative or quantitative strategies or other proprietary systems or approaches for security selection, asset allocation and portfolio construction.  Each Fund will consist of portfolio securities and other instruments selected by the Advisor or Sub-Advisor to achieve such Fund’s specific investment objective.

The Initial Funds and Future Funds may invest and hold  the following  as Portfolio Securities: (i) equity securities (including shares of Index ETFs and other exchange-traded products that are not registered under the Act) (“Equity Funds”), (ii) fixed income securities (“Fixed Income Funds”), as well as (iii) shares of money market mutual funds or other investment companies that primarily invest in short term fixed-income securities  or a combination of both equity and fixed-income securities (“Combination Funds”) traded in the U.S. or non-U.S. markets. Funds that invest in domestic equity securities (“Domestic Equity Funds”), domestic fixed income securities (“Domestic Fixed Income Funds”) or (iv) a combination of domestic equity and fixed income securities (“Domestic Combination Funds”) are collectively referred to herein as “Domestic Funds”.  Funds that invest in foreign equity securities (“Foreign Equity Funds”), foreign fixed income securities (“Foreign Fixed Income Funds”) or a combination of foreign equity and fixed income securities (“Foreign Combination Funds”) are collectively referred to herein as “Foreign Funds”. Funds that invest in foreign and domestic equity securities are “Global Equity Funds,” Funds that invest in foreign and domestic fixed income securities are “Global Fixed Income Funds” and Combination Funds

that invest in foreign and domestic equity and fixed-income securities are “Global Combination Funds” (collectively, “Global Funds”).

The investment strategies of the Initial Funds are described in Appendix A.

To the extent that the Adviser intends to select any Sub-Advisers for any Funds, the Adviser intends to select advisory firms that have a minimum of two years experience in managing Client Accounts having a substantially similar investment objective as the Fund and using the same or a similar investment management strategy as the Fund. In this regard, the same research, investment process and investment models are expected to be used by the Sub-Adviser in managing the Fund as are used in managing its Client Accounts. The Adviser  has adopted, and any Sub-Adviser will adopt  compliance policies and procedures that  are designed to address any conflicts of interest raised by the side-by-side management of the Funds and the Client Accounts (“Conflicts Policies and Procedures”).10  In utilizing an active management investment style, the Adviser and any Sub-Advisers may use internal and external research as well as proprietary fundamental analysis and consideration of economic trends to execute a Fund’s investment strategy.

2.	Implementation of Investment Strategy

In order to implement each Fund’s investment strategy, Applicants observe that  the Adviser and Sub-Advisers of a Fund may review and change a Fund’s Portfolio Securities throughout each trading day. On each business day, which means any day the Trust is open for business, including as required by Section 22(e) of the Act (“Business Day”), before the commencement of trading on the Exchange (currently 9:30 a.m. ET), the Adviser, or Sub-Adviser, as the case may be, will disclose on the Trust’s website (“Website”) the identities,

10   In addition, the Adviser and any Sub-Advisor will adopt policies to be used by the Funds with respect to trading Portfolio Securities held on the last day of the four calendar quarters of each year under the circumstances described in subsection 2 immediately below and footnote 18 herein.

quantities and respective percentages of the individual Portfolio Securities and other assets held by each Fund that formed the basis of the Fund’s most recent calculation of NAV, as well as any change in portfolio composition made during such day (“Portfolio Securities Disclosure List”).11  The Adviser and the Sub-Adviser will not disclose the Portfolio Securities Disclosure List of any Fund before such information is publicly disclosed on the Website and therefore available to the entire investing public. In addition, the Adviser or Sub-Adviser will provide each Fund’s NAV per Share, last-traded price, and midpoint of the bid/ask spread as of such NAV calculation time (“Bid/Ask Price”).  The Website and the information therein will be publicly available free of charge.

Also on each Business Day, the Adviser or Sub-Adviser will make available through the National Securities Clearing Corporation (“NSC”) or through unaffiliated third-party data providers, such as Reuters, before the commencement of trading on the Exchange, the identities, quantities and respective percentages of each Fund’s Deposit Securities Basket and Redemption Securities Basket (as each such term is defined below).12 The Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing the estimated intraday NAV per Share based on the current value of each Fund’s Portfolio Securities plus its estimated Cash Balancing Amount ( as defined below). As with current Index ETFs and Active ETFs, because the Portfolio Securities of each Fund, and any changes thereto, will be published and transparent, each Fund’s portfolio holdings will be readily ascertainable by Authorized Participants and Exchange Market

11   In other words, the Portfolio Securities Disclosure List will include all of the Portfolio Securities held by each Fund, as well as the securities trades made by such Fund, that will form the basis of the Fund’s NAV calculated on the current Business Day. A description of Funds’ use of the “T+1” accounting convention is described in footnote 18 below.

12   The Deposit Securities Basket and Redemption Securities Basket (defined below) for each Fund will also include the securities transactions that the Fund entered into during the prior Business Day because they will be included in such Fund’s next calculated NAV due to use of the “T+1” accounting convention described in footnote 18 below.

Makers.13  Therefore, Applicants believe that the transparency of each Fund will be at least equal to that of existing Index ETFs and Active ETFs.

As discussed in Section V.E. below, one or more of the Funds may hold shares of Index ETFs and other exchange traded vehicles that are not registered under the Act.   Each Index ETF that is held as a Portfolio Security by a Fund (“Underlying ETF”) will trade on an Exchange and will calculate its NAV each day, typically at the close of trading on an Exchange.  In addition, such Funds may also invest in (i) government securities; (ii) short-term paper;14 (iii) cash and cash equivalents, including money market funds and mutual funds (including those which may be managed by the Adviser); and (iv) other securities permitted by Rule 12d1-2.

3.	Additional Policies

a.	General

Each Fund generally will seek to be fully invested but may take temporary defensive positions through investment in cash and other high quality investments. In pursuing its investment objective, a Fund may (but is not obligated to) short-sell securities, including shares of unaffiliated ETFs.

As mentioned above, each Fund may lend its Portfolio Securities. In connection with such loans, the Fund will receive liquid collateral equal to at least 102% of the value of the Portfolio Securities being lent. This collateral will be marked to market on a daily basis.

Each Fund’s investment objective will not be fundamental and may be changed without a vote of its shareholders.

13   Any member firm of a Listing Exchange that is designated to act as a market maker, or otherwise chosen, selected or appointed to maintain or make a market, for such Fund Shares is referred to herein as an “Exchange Market Maker”.  The term Exchange Market Maker includes, but is not limited to, a “Lead Market Maker” and a “Designated Liquidity Provider” as each is defined below.

14   For purposes of this Application, government securities and short-term paper have the same definitions as set forth in Sections 2(a)(16) and 2(a)(38), respectively, of the Act.

b.	Depositary Receipts

Applicants anticipate that many, if not all, of the Foreign Funds and Global Funds will invest a significant portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”).  Depositary Receipts are typically issued by a financial institution (a “Depositary”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the Depositary.15

To the extent that a Foreign Fund or a Global Fund invests in Depositary Receipts, the Depositary Receipts will be listed on an Exchange or a foreign exchange.  No Foreign Fund or Global Fund will invest in any Depositary Receipts that the Adviser or the Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

4.	Management of the Funds

While each Fund will be managed by the Adviser and, if applicable, Sub-Advisers, the Board will have overall responsibility for the Funds’ operations. The composition of the Board is in compliance with the requirements of Section 10 of the Act.

C.	Regulatory Concerns

In the Concept Release, the Commission stated that, in evaluating any specific proposal for an actively managed ETF, it will consider whether the proposal presents any new regulatory concerns. The Applicants have considered the regulatory concerns that the Commission

15   Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the Depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act, on Form F-6. ADR trades occur either on an Exchange or off-exchange.  The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Fund.

identified in the Concept Release, as well as concerns raised by members of the staff of the Division of Investment Management (“Staff”), and have addressed them below.

Applicants intend that the Trust and the Funds will be structured and operated almost identically to the Active ETFs currently trading on the NYSE Arca, Inc. Exchange (“NYSE Arca”) or other Exchanges, including The Nasdaq Stock Market LLC (“Nasdaq”).  Applicants submit that the structure and operation of the Trust and the Funds should be very familiar to investors and market participants who use ETFs, especially Active ETFs, and that the Funds’ arbitrage mechanism will function identically to the arbitrage mechanism in effect for such ETFs.  Applicants believe that the full transparency of each Fund’s individual Portfolio Securities by means of publishing the Portfolio Securities Disclosure List,  as well as disclosure of each of the component securities in its Deposit Securities Basket16 and Redemption Securities Basket,17  respectively, as described as well as the other features of the Funds described in the Application, are fully responsive to the Commission’s regulatory concerns over actively managed ETFs, thereby making the Trust and the Funds appropriate vehicles for the relief sought in the Application.

Pursuant to rule 206(4)-7 under the Advisers Act, the Adviser has, and any Sub-Adviser will have, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder.  The Adviser, each Sub-Adviser and the Distributor have also adopted, or

16   The “Deposit Securities Basket” to be delivered to each Fund in connection with the purchase of one or more Creation Units will be comprised of individual securities specified by the Adviser for such purpose (“Deposit Securities”). Each Deposit Security Basket will include the Portfolio Securities that were acquired by a Fund but  were not included in the prior Business Day’s calculation of its NAV; in other words, it will include all of the Portfolio Securities that will form the basis of the Fund’s NAV calculated on the current Business Day.

17   The “Redemption Securities Basket” to be delivered by each Fund in connection with the redemption of one or more Creation Units will be  comprised of individual securities specified by the Adviser for such purpose (“Redemption Securities”). Each Redemption Security Basket will include the Portfolio Securities that were removed by a Fund but were  not included in the prior Business Day’s calculation of its NAV.

Deposit Securities and Redemption Securities are collectively referred to herein as “Basket Securities” and Deposit Security Baskets and Redemption Security Baskets are collectively referred to herein as “Baskets”.

will adopt, a Code of Ethics (as required under Rule 17j-1 under the Act and Rule 204-2 under the Advisers Act) that will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-l) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser has adopted, each  Sub-Adviser will adopt, Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act that are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non public information in violation of the Advisers Act or Exchange Act or the rules or regulations thereunder.

Applicants note that in the future, the Funds may elect to calculate NAV on each of the four last days of a calendar quarter of each year  on a “T” or “trade-date” basis18.  As the Staff  has expressed concern that such arrangement could provide opportunities for abuse, the Adviser has agreed to refrain from entering into both purchase and sale transactions with respect to all Portfolio Securities held by the Funds on those days when a “T”  or  “trade-date” accounting convention is used to calculate their respective NAV (i.e., each of the four Calendar Quarter-End

18   The NAV of each Fund will be calculated each Business Day as of the close of regular trading on the NYSE, generally 4:00 p.m. Eastern Time, based on its portfolio holdings as of the prior Business Day, in conformity with the standard mutual fund accounting convention which uses a “T+1” (trade date  plus the next Business Day (“+1”)) or “next-day” basis for valuing all of such Fund’s Portfolio Securities held on such prior Business Day.  In the future, the Funds may choose to make an exception for the NAV calculation made on each of the four Calendar Quarter-End Days, and instead use a “T” or “trade-date” basis  for valuing  Portfolio Securities on such days.  Applicants note that the “next-day” and “trade-date” NAV calculation process is currently used by many mutual funds.  The “T+1” accounting convention reflects the fact that securities transactions made on “T” are not processed until the next following Business Day.  Therefore, the NAV of the Funds will be based on their respective Portfolio Securities held as of the prior Business Day, unless and until  the Funds elect to use the “T” or “trade-date” accounting convention for their NAV calculated on each of the four Calendar Quarter-End Days, in which case the NAV of the Funds will be based on their respective Portfolio Securities held on the same Business Day that such NAV is calculated.

By way of illustration, the NAV of each Fund calculated after the close of regular trading on the NYSE on Thursday, June 30, 2011, will be calculated on the basis of its  Portfolio Securities held and trades made as of the close of regular trading on the NYSE on Wednesday, June 29, 2011 (the prior Business Day).  As June 30, 2011 is the last day of the second calendar quarter of 2011, if  the Funds were to adopt the “T” accounting convention, each Fund’s NAV calculated after the close of regular trading on the NYSE on Thursday, June 30, 2011, would be based on its Portfolio Securities held and trades made as of the close of regular trading on the NYSE on the “trade-date” of  Thursday, June 30, 2011.

Days); any Sub-Adviser to a Fund will be required to do the same.   Thus, the  Adviser has both eliminated the potential for the abusive practices raised by the Staff and preserved portfolio transparency on the four days if and when “T” accounting is implemented since the Portfolio Securities held by the Funds on each Calendar Quarter-End Day will be unchanged from the prior day’s the Deposit Securities List and the Redemption Securities List.

Applicants believe that no other regulatory concerns are raised by this Application.

D.	Exchange Listing

The Trust intends to submit an application to list the Shares of each Fund on an Exchange, either NYSE Arca or another Exchange.  The Distributor will serve as principal underwriter only of the Creation Units of Shares. The principal secondary market for Shares will be the  Listing Exchange. Shares of the Funds will be traded on an Exchange in a manner similar to the shares of ETFs trading today, including those of Current Active ETFs. It is expected that each Listing  Exchange will select, designate or appoint one or more Exchange Market Maker for such Fund's Shares.19  Such Market Makers acting in their role to provide a fair and orderly market for Shares may also purchase Creation Units for use in their own market making activities.

Applicants intend to satisfy all of the listing requirements necessary to maintain the Shares’ listing on the Exchange. This includes any minimum threshold requirements related to Beneficial Owners and any additional listing requirement the Exchange deems advisable. In addition, if a Fund ceases operation and terminates, the Exchange may remove the Shares of the Fund from listing and trading. As long as each Fund operates in reliance on the requested Order,

19   There will be at least one Exchange Market Maker  for a Fund's Shares on each Listing Exchange; so, for example, it is expected that NYSE Arca as  Listing Exchange would designate a “Lead Market Maker” and Nasdaq as Primary Listing Exchange would select a “Designated Liquidity Provider” to maintain a market for, such Fund's Shares. No Exchange Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as discussed in Section V.D. below.

Shares will be listed on an Exchange.  Shares may also be cross-listed on one or more foreign securities exchanges.

E.	Capital Structure and Voting Rights; Book-Entry

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and state law applicable to Delaware statutory trusts.  Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”) or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of beneficial interests in such are referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (each, a “DTC Participant”). Beneficial Owners will exercise their rights in such securities indirectly through DTC and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund will be at such Fund’s expense through the customary practices and facilities of DTC and the DTC Participants.

F.	Sales of Shares

Each Fund will offer, issue and its Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received.  In order to keep costs at a low level and permit each Fund to be as fully invested as possible, Shares of each Fund generally will be purchased in Creation Units in exchange for the “in-kind” deposit, by the purchaser, of the applicable Deposit Securities Basket, together with the deposit or refund of a specified cash payment, as the case may be, in the manner more fully described below.  Each Fund will issue and sell Shares on any Business Day.  The NAV of each Fund will normally be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time) (“Closing Time”) on each Business Day.20  The NAV of certain Domestic Fixed Income Funds, Domestic Combination Funds, Foreign Funds and Global Funds may be determined prior to the Closing Time on each Business Day.

For each Fund utilizing an “in kind” process, the Deposit Securities Basket and the Redemption Securities Basket will consist of a pro rata basket of the Fund’s portfolio.21  The “Cash Balancing Amount” will be an amount in cash equal to the difference, if any, between the NAV per Creation Unit of a Fund and the market value per Creation of the Deposit Securities Basket for such Fund. Funds may substitute a “cash-in-lieu” amount to replace any Deposit Security or Redemption Security of a Fund that is a “to-be-announced transaction” or “TBA Transaction.”  A TBA Transaction is a method of trading mortgage-backed securities.  In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price.  The actual pools delivered generally are determined two days prior to the settlement date.  The amount of substituted cash in the case of TBA

20   Applicants note that each Fund will have in place procedures that provide for fair valuation of Deposit Securities in calculating NAV.

21   There may be minor differences between the Deposit Securities Basket and/or the Redemption Securities Basket of a Fund and a true pro rata slice of such Fund’s portfolio under the following circumstances: when (A) it is impossible to break up bonds below certain minimum sizes needed for transfer and settlement, or (B) in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradable round lots. A tradable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market. In addition, there will be differences between a Fund’s Baskets and a true pro rata slice of such Fund’s portfolio whenever a “cash-in lieu” amount  is used to replace one or more Deposit Securities and/or Redemption Securities as described in the remainder of this Section III.F.

Transactions for a Fund will be equivalent to the value of the TBA Transaction listed as a Basket Security for such Fund’s Baskets.22

The Funds’ “in-kind” policy will minimize portfolio turnover and brokerage expenses.  However, over time, the Trust may conclude that operating exclusively on an “in-kind” basis for one or more Funds may present operational problems for such Funds.  Those circumstances may include situations when a Deposit Security may not be available in sufficient quantity for delivery or may not be eligible for transfer through the Shares Clearing Process (as defined below), or may not be eligible for trading by an Authorized Participant or the investor for which it is acting.  Therefore, each Fund may permit under certain circumstances, an in-kind purchaser to substitute cash in lieu of depositing some or all of the Deposit Securities comprising a Deposit Securities Basket.

In order to preserve maximum efficiency and flexibility, the Trust reserves the right to determine in the future that Shares of one or more Funds may be purchased in Creation Units on a cash-only basis.  The decision to permit cash-only purchases of Creation Units to the extent made at all in the future, would be based on a determination by the Trust and the Adviser that such method would substantially minimize the Funds’ transaction costs or would enhance the Funds’ operational efficiencies.  For example, on days when a rebalancing of a Fund’s portfolio is required, the Adviser might prefer to receive cash-only in lieu of “in-kind” securities so that it has liquid resources available for the Fund to make the necessary purchases of Deposit Securities.  Were a Fund to receive “in-kind” securities instead on such day, it would have to sell many of such securities and acquire new securities, thus incurring transaction costs which could have been avoided (or at least minimized) had the Fund received payments for the Creation Units solely in cash.

22   Applicants expect that a “cash-in-lieu” amount would replace any TBA transaction that is listed as a Deposit Security or Redemption Security of any Fund.

In a similar fashion and for the same reasons in reverse,  the Adviser, for the benefit of the Fund shareholders, may determine to substitute cash-only in lieu of the Redemption Securities in a Redemption Securities Basket. 23

To defray the transactional expenses, including operational processing and brokerage costs, that will be incurred by a Fund when investors purchase or redeem Creation Units, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) to be borne only by such purchasers or redeemers.  Where a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing a portion of a Deposit Securities Basket, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such necessary Deposit Securities.  The exact amounts of such Transaction Fees will be determined separately for each Fund.  Transaction Fees are designed to protect the continuing shareholders of a Fund against the dilutive costs associated with the transfer or purchase of Deposit Securities in connection with the purchase of Creation Units, and with the transfer or sale of Redemption Securities in connection with the redemption of Creation Units.  Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Securities and Redemption Securities of the Funds.  In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

G.	Pricing

Each Fund will issue its Shares in one or more Creation Units consisting of a fixed number of Shares (e.g., 50,000 Shares).  The price of Shares trading on the Exchange will be based on a current bid/offer market.  No secondary sales of Shares will be made to Brokers as a

23   Applicants expect that the Advisor or Sub-Advisor usually will determine to use “cash-in-lieu” of one or more Deposit Securities or Redemption Securities of any Fund in connection with portfolio rebalancing.

concession by the Adviser, the Distributor or by any Fund.  Transactions involving the sale of Shares on the Exchange will be subject to customary brokerage commissions and charges.  The initial price per Share of each Fund on the Exchange is expected to fall in the range of $20.00 to $100.00 and accordingly, the price of a Creation Unit would be in the range of $1,000,000 (assuming the lowest price of $20 per Share) and $5,000,000 (assuming the highest price of $100 per Share).  Applicants believe that a convenient trading range will be between $20-$100 per Fund Share and each Fund reserves the right to declare a stock split if the trading price over time exceeds such price.

Applicants recognize that each Share is issued by an investment company and accordingly, the acquisition of any Shares by an investment company, whether acquired directly from a Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the Act except as may be permitted in the requested Order or another exemptive order that permits investment companies to invest in a Fund beyond those limitations.

The Funds’ Custodian or other agent, in consultation with the Adviser and/or Sub-Adviser (if any) will make available on each Business Day, immediately prior to the opening of trading on the Listing Exchange, each Fund’s Portfolio Securities Disclosure List, which contains the names and the required number of shares and percentage of each Deposit Security included in the current Portfolio Deposit24 for the relevant Fund.  A Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount,25 in order to effect purchases of

24   Such information will be based the T+ 1 accounting methodology used to calculate such Fund’s NAV at the end of the prior Business Day, and will also include the securities transactions entered into on such day, unless and until  the Funds have adopted the “trade-date” methodology as discussed in Section III.B.2 and footnote 18 above, in which case the information provided for the four Calendar-End Days  will be based on the same Business Day’s NAV.

25   As discussed above, the Trust may, with respect to each Fund, permit or require the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount to replace any Deposit Security under the circumstances described herein.  A purchaser making a cash purchase must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an “in-kind” purchase, plus the same Balancing

Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available.  In the same manner, the Custodian or other agent also will make available the previous Business Day’s Cash Balancing Amount as well as the estimated Balancing Amount for the current day.

H.	Payment Requirements for Creation Units

All orders to purchase Shares in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party”, i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of NSCC, a clearing agency registered with the Commission or (2) a DTC Participant, which, in either case, has signed an “AP Agreement” with the Distributor.  An Authorized Participant is not required to be a member of an Exchange.  Applicants note that an investor need not be an Authorized Participant, but must place all orders through, and make appropriate arrangements with an Authorized Participant.  The Distributor will be responsible for transmitting orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order that is not submitted in proper form.  Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Securities Basket(s) and Balancing Amount (collectively, “Portfolio Deposit”); the Distributor will instruct the Trust to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order in the manner described below. The Distributor will issue or cause the issuance of confirmations of acceptance of such order, and will be responsible for delivering the Fund’s Prospectus to those persons

Amount required to be paid by an “in-kind” purchaser.  To minimize or eliminate the trading costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities that would be incurred by such Fund and would affect the value of all Shares, the Adviser or the Sub-Adviser are empowered to adjust the relevant Transaction Fee to defray any such costs and prevent dilution of the Beneficial Owners of Shares.

purchasing Creation Units of such Fund and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to the Administrator.

As mentioned above, payment with respect to Creation Units of each Fund placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Trust of the Portfolio Deposit comprised of the Deposit Securities Basket(s) and the applicable Balancing Amount.  Authorized Participants making payment for an order of Creation Units placed through the Distributor must either: (1) initiate instructions through the CNS System of the NSCC as such processes have been enhanced to effect purchases and redemptions of Creation Units (“Shares Clearing Process”) or (2) deposit Portfolio Deposits with the Trust “outside” the Shares Clearing Process through the facilities of DTC.   In the case of any Fund holding fixed income securities, Authorized Participants must follow the  procedures described in Section III.L.2. herein under “Settlement and Clearance of  Fixed Income Funds.

All orders to purchase a Creation Unit must be received by the Distributor no later than the order cut-off time for a Fund26 (typically, the close of the regular trading session on the NYSE, which is ordinarily specified in the AP Agreement (“Order Cut-Off Time”), in order for the issuance and sale of Creation Units to be effected based on the NAV of Shares as next determined on such date.

26   On days when the Exchange or fixed income markets close earlier than normal, a Fixed Income Fund may require custom orders for Creation Units to be placed with the Distributor earlier in the day.  For example, on days when the generally accepted close of the U.S. bond market occurs at a time earlier than normal (such as the day before a holiday), the Order Cut-Off Time is expected to be no later than 11 a.m. E.T.  In addition, orders to purchase Creation Units in each Fixed Income Fund may not be accepted on any day when the U.S. bond markets are closed.

As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form.  In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:  (i) the purchaser or group of related purchasers, upon obtaining the Creation Units ordered, would own eighty percent (80%) or more of the outstanding Shares of such Fund; (ii) the required Portfolio Deposit is not delivered; (iii) the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes; (iv) the acceptance of the Portfolio Deposit would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who was banned from trading in securities; (v) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust or the Distributor, have an adverse effect on the Fund or on the rights of such Fund’s Beneficial Owners; or (vi) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units for all practical purposes.  Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Adviser, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

The Distributor will issue or cause the issuance of confirmations of acceptance and will be responsible for delivering a Prospectus to those purchasing Creation Units and for maintaining records of both orders placed with it and the confirmations of acceptance furnished by it.

I.	Creation Procedures Applicable to Domestic Equity Funds

An entity purchasing Creation Units of a Domestic Equity Fund may use the Shares Clearing Process which has been designed to provide trade instructions and the transfer of the requisite Portfolio Deposit, together with the applicable Transaction Fee, to such Fund.  Upon the deposit of such Portfolio Deposit in payment for the Creation Unit(s) of a  Fund placed through the Distributor, such Creation Unit(s) will be delivered to the purchaser thereof.

An entity purchasing Creation Unit(s) of a Domestic Equity Fund “outside” the Shares Clearing Process will be using a non-automated line by line position movement of each Deposit Security and hence will be required to pay a higher Transaction Fee than would have been charged had such purchaser used the Shares Clearing Process to purchase such Creation Unit(s).  Upon the deposit of the requisite Portfolio Deposit in payment for the Creation Unit(s) of a Fund placed through the Distributor, such Creation Unit(s) will be delivered to the purchaser thereof.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by an Authorized Participant (either on its own or another investor’s behalf) not later than the applicable Order Cut-Off Time on such request is submitted and (ii) arrangements satisfactory to the Trust are in place for the payment of the Balancing Amount and any other cash amounts which may be due to the Fund, the Trust will accept the order on behalf of the Fund subject to its right (and the right of the Adviser) to reject any order as discussed  above.

Once the Trust has accepted a purchase order for Creation Unit(s) on behalf of a  Fund, upon the next determination of the NAV per Share of such Fund, the Trust will confirm the issuance against receipt of payment, of Creation Unit(s) at such NAV per Share.  The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the purchase order.

Upon the deposit of a Portfolio Deposit in payment for a Creation Unit of a Fund, Shares in a Creation Unit will be delivered to the purchaser.27  When the Custodian has confirmed that the requisite Deposit Securities (or the cash value thereof) has been received by the Custodian, the Custodian shall notify the Distributor, and the Fund will issue and cause the delivery of the Creation Unit of such Fund.

J.	Creation Procedures Applicable to Domestic Fixed Income Funds and Domestic Combination Funds

See Section III.L.2. below entitled “Settlement and Clearance of  Fixed Income Funds ” for a description of the creation procedures applicable to such Funds.

K.	Creation Procedures Applicable to Foreign Funds and Global Funds

The purchase of a Creation Unit of Foreign Funds and Global Funds will operate as follows.  Once a purchase order for a Creation Unit has been placed with the Distributor, the Distributor will inform the Adviser and the Custodian, who will then inform the appropriate Sub-Custodians.  The Authorized Participant will deliver to the appropriate Sub-Custodians, either on behalf of itself or another investor’s behalf, the requisite Portfolio Deposit or a cash only payment as applicable (or the cash value of a portion or all of such securities, in the case of a permitted or required cash purchase or cash in lieu amount), with appropriate adjustments as determined by the Foreign Fund or Global Fund.

The requisite Portfolio Securities in the Portfolio Deposit, or a cash only payment, or the cash value of a Portion of the Portfolio Securities, must be delivered to the accounts of the Fund

27   To the extent contemplated by an AP Agreement, Creation Units will be issued to such Authorized Participant notwithstanding the fact that the corresponding Fund Deposits have not been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral consisting of cash in the form of U.S. dollars in immediately available funds (marked-to-market daily) of 105% or more of the value of the missing Deposit Securities. The AP Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of acquiring such Deposit Securities and the value of the collateral.

maintained at the applicable Sub-Custodians.  The Sub-Custodians will confirm receipt of the requisite Portfolio Securities and/or cash to the Custodian, and the Custodian will then notify the Adviser and the Distributor.  Creation Units will not be issued until the required Portfolio Securities, cash-only payment or the cash value of some or all of the Portfolio Securities, as applicable, have  been received in the accounts maintained by the applicable Sub-Custodians.

L.	Redemption

Beneficial Owners of Shares may sell their Shares of a Fund in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through such Fund.  Applicants currently contemplate that Creation Units of each Fund generally will be redeemed principally “in-kind” in exchange for the Redemption Securities Basket28 applicable to such Fund (together with a possible Cash Redemption Payment, as described below), except in certain circumstances discussed below, in which Creation Units may be redeemed in exchange for cash.  Redemption orders for each Fund must be placed by or through an Authorized Participant.  The Trust will redeem Shares of a Fund in Creation Units only on a Business Day. Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act and pursuant to the requested relief with respect to the Foreign Funds and Global Funds discussed below. Redemption orders for each Fund must be placed by or through an Authorized Participant.  Redemption requests must be received by the Distributor by the specified Order Cut-Off Time for each Fund (typically 4:00 p.m. Eastern Time) to be

28   Each Fund will comply with the federal securities laws in accepting Portfolio Securities and satisfying redemption requests with Redemption Securities, including that the Portfolio Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Portfolio Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Fund will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities.

redeemed on that day.  In the case of custom redemptions,29 the order must be received by the Distributor no later than one hour earlier than the standard Order Cut-Off Time.   Creation Units will be redeemable at NAV per Share next determined after receipt of a request for redemption by the Fund.

The Trust will have, pursuant to its organizational documents, the right to make redemption payments with respect to a Fund in cash, “in-kind”, or in any combination of both, provided the value of its redemption payments, on a Creation Unit basis, equal the NAV times the appropriate number of Shares of such Fund. Applicants currently contemplate that Creation Units of each Fund generally will be redeemed principally “in-kind” in exchange for the Redemption Securities Basket applicable to such Fund (together with a possible Cash Redemption Payment, as described below), except in certain circumstances, discussed below, in which Creation Units may be redeemed in exchange for cash.

As mentioned above, each Fund will have the right to make redemption payments “in-kind,” in cash or a combination of each, provided that the value of its redemption payments  equals the NAV per Share.  At the discretion of the Fund, a beneficial owner might also receive the cash equivalent of a Redemption Security upon request, because, for example, it was restricted by regulation or policy from transacting in such security due to another transaction with, or for, the issuer of such security.  A specific example might be the presence of a Redemption Security on an investment banking firm’s restricted list.  The Applicants currently expect that unless cash redemptions are available or specified for a Fund, the redemption proceeds for a Fund’s Creation Unit(s) generally will consist of a Fund’s Redemption Securities, plus or minus the Cash Redemption Payment (described below).  The “Cash Redemption

29   Custom redemption orders may be placed by an Authorized Participant in the event that the Trust permits the substitution of an amount of cash to replace any Redemption Securities for a Fund which may not be eligible for trading by such Authorized Participant or the investor for which it is effecting the transaction.

Payment” on any given Business Day will be cash in an amount calculated with respect to a Fund’s Redemption Securities Basket in the same manner as the Cash Balancing Amount is calculated with respect to such Fund’s Deposit Securities Basket (i.e., an amount equal to the difference between the NAV per Creation Unit of the Shares being redeemed and the market value of the Redemption Securities).  A redeeming investor will also pay a Transaction Fee calculated in the same manner as the Transaction Fee payable in connection with the purchase of a Creation Unit of such Fund.  To the extent that any such amounts payable to a Fund by a redeeming investor exceed the amount of the Cash Redemption Payment, such investor will be required to deliver a cash payment to the Fund.

1.	Redemption Procedures Applicable to Domestic Equity Funds

Creation Units may be redeemed through the Shares Clearing Process.  Procedures for such redemptions are analogous (in reverse) to those for purchases through the Shares Clearing Process.  Creation Units may also be redeemed “outside” the Shares Clearing Process; however, a higher Transaction Fee will be charged.30  As discussed above, a redeemer will pay a Transaction Fee to offset the Fund’s trading costs, operation processing costs, brokerage commissions and similar costs incurred in transferring the Redemption Securities from its account to the account of the redeeming investor.  A redeeming investor receiving “cash in lieu” of one or more Redemption Securities may also be assessed a higher Transaction Fee than would

30   To the extent contemplated by the AP Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all or part of the Creation Unit to be redeemed to the Transfer Agent, on behalf of the Fund, at or prior to Closing Time of the regular trading session on the NYSE on the date such redemption request is submitted, the Transfer Agent will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral consisting of cash having a value (marked-to-market daily) up to 125% of the value of the missing Shares. The current procedures for collateralization of missing Shares require, among other things, that any cash collateral shall be in the form of U.S. dollars in immediately-available funds and shall be held by the Funds’ custodian and marked-to-market daily, and that the fees of the custodian and any sub-custodians in respect of the delivery, maintenance and redelivery of the cash collateral shall be payable by the Authorized Participant. The AP Agreement will permit the Trust, on behalf of the affected Fund, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of acquiring such Shares and the value of the collateral.

have been charged had such redemption been effected through the Shares Clearing Process on the “cash in lieu” portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Redemption Securities.  This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a “cash in lieu” portion as described above.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Transfer Agent from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Trust, (ii) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit of a Fund being redeemed through the book-entry system of DTC on or before contractual settlement of the redemption request and (iii) it complies with the terms of the AP Agreement.  As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for one or more Redemption Securities.

When redeeming a Creation Unit of a Foreign Fund or Global Fund and taking delivery of the Redemption Securities Basket in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Securities comprising the Redemption Securities Basket are customarily traded.  If neither the Authorized Participant nor the redeeming investor has appropriate arrangements in place and is not able to make such arrangements, or if it is otherwise not possible to deliver one or more

Redemption Securities comprising the Redemption Securities Basket in certain jurisdictions,31 the Fund may use its discretion to redeem Creation Units of Shares for cash; in such an instance, the redeeming shareholder will be required to accept cash redemption in an amount equal to the aggregate NAV of the Creation Unit(s) redeemed minus the applicable Transaction Fee, which may be higher to cover costs incidental to converting such Redemption Securities to cash.

2.	Settlement and Clearing of Fixed Income Funds

The Deposit Securities and Redemption Securities of each Domestic Fund holding Fixed Income Securities will settle via free delivery through the Federal Reserve System for U.S. government securities and cash; and through DTC for U.S. corporate and non-corporate (other than U.S. government) fixed income securities. Settlement and clearing of foreign securities presently cannot be made using the DTC Process. This is true for current ETFs which hold foreign securities. For Funds utilizing the in-kind process, the Custodian will monitor the development of the Deposit Securities and will instruct the movement of the Shares only upon validation that the Deposit Securities have settled correctly.

DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants. Shares will be registered in book entry form only, which records will be kept by DTC.

As with the settlement of Funds holding Fixed Income Securities and Foreign Fund and Global and Equity Fund transactions outside of the CNS System, (i) Shares of the Foreign Funds, Global Funds and Funds holding Fixed Income Securities and U.S. corporate and non-corporate bonds (other than U.S. government securities) will clear and settle through DTC, (ii) U.S. government securities and cash will clear and settle through the Federal Reserve System, and

31   Applicants observe that certain Beneficial Owners may reside in a country that subjects them to unfavorable income tax treatment if they are entitled to receive in-kind redemption proceeds. In such cases, the Fund may adopt a policy that such resident Beneficial Owners must redeem Creation Units for cash.

(iii) non-U.S. fixed income securities and money market securities will clear and settle through the appropriate sub-custodian and the standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction. More specifically, creation transactions will settle as follows: on settlement date (generally T + 3) an Authorized Participant will transfer Deposit Securities that are U.S. corporate and non-corporate bonds (other than U.S. government securities) through DTC to a DTC account maintained by the Funds’ Custodian, and Deposit Securities that are U.S. government securities, together with any Cash Component, to the Custodian through the Federal Reserve System. For non-U.S. fixed income securities, once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Funds’ Custodian. The Custodian will then inform the appropriate subcustodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner, the relevant Deposit Securities and/or the cash value of all or a part of such securities, in the case of a permitted or required “cash in lieu” amount, with any appropriate adjustments as determined by the Fund. Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of failed delivery of one or more bonds, collateral in the amount of 105% or more of the missing Deposit Securities, which will be marked to market each day the failed delivery remains undelivered) and the receipt of any Cash Component, the Custodian will notify the Distributor and the Adviser. The Fund will issue Creation Units of Shares and the Custodian will deliver the Shares to the Authorized Participants through DTC. DTC will then credit the Authorized Participant’s DTC account. The clearance and settlement of redemption transaction essentially reverses the process described above. After a Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the Fund will cause the Custodian to initiate procedures to transfer the requisite Redemption Securities and any Cash Redemption Amount. On T + 3, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Redemption Securities that are corporate and non-corporate bonds (other than U.S. government securities) to the Authorized Participant through DTC and Redemption Securities that are U.S. government securities, together with any Cash Redemption Amount through the Federal Reserve System. Non-U.S. fixed income securities will clear and settle through the appropriate sub-custodian as described above.

Shares of each Fixed Income Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. Since creation/redemption transaction for Shares of the Fixed Income Funds will not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a creation) or one or more Redemption Securities (on a redemption) will not be facilitated by the CNS System. Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Securities in connection with an “in-kind” creation of Shares. In case of a failed delivery of one or more Deposit Securities, the Fixed Income Funds will hold the collateral until the delivery of such Deposit Security. The Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant’s incoming Deposit Securities (or collateral for failed Deposit Securities) and Cash Component. In the case of redemption transactions, the Fixed Income Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the delivery of Redemption Securities and the Cash Redemption Amount) until the Fixed Income Fund’s Transfer Agent, has received confirmation of receipt of the Authorized Participant’s incoming Creation Units. In order to simplify the transfer agency process and align the settlement of Shares with the settlement of the Deposit Securities and

Redemption Securities, the Funds plan to settle transaction in U.S. government securities, corporate bonds and non-corporate bonds (other than U.S. government securities) and Shares on the same T + 3 settlement cycle.

Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.32

3.	Redemption Procedures Applicable to Foreign Funds and Global Funds

When redeeming a Creation Unit of a Foreign Fund and a Global Fund and taking delivery of Redemption Securities in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Securities are customarily traded. If neither the Authorized Participant nor the redeeming investor has appropriate arrangements in place and is not able to make such arrangements, or if it is otherwise not possible or practicable to deliver Redemption Securities in-kind in certain jurisdictions, the Fund may redeem Creation Units of Shares, in whole or in part, for cash; in such an instance, all redeeming shareholders will be required to accept cash redemption in an amount equal to the appropriate portion of the aggregate NAV of the Creation Unit(s) redeemed minus the applicable

32   Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (“T + 3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Redemption Securities through the Shares T + 3 settlement date. As with other investment companies, the Act requires the Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T + 3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The Specialists and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

Transaction Fee, which may be higher to cover costs incidental to converting Redemption Securities to cash.

M.	Qualification as a Regulated Investment Company

As mentioned above, each Fund intends to qualify for and to elect treatment as a RIC for U.S. federal income tax purposes, with the result that each Fund effectively will be treated as if it were a separate registered investment company and will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

The Trust, on behalf of each Fund, will have the right to reject an order for purchase of Creation Units of Shares upon an “in-kind” deposit of a Deposit Securities Basket if the purchaser (or a group of related purchasers) would, upon obtaining the Shares so ordered, own 80 percent or more of the outstanding Shares of a given Fund and if, in consequence, pursuant to Section 351 of the Code, the respective Fund would have a basis in the Deposit Securities comprising a Deposit Securities Basket different from the market value of such component securities on the date of deposit.  Each Fund will have the right to require and rely upon information necessary to determine beneficial ownership of Shares for purposes of the 80 percent determination or in lieu of this, accept a certification from a broker-dealer that is a member of the Fund’s listing Exchange, that the cost basis of the Deposit Securities of a Deposit Securities Basket is essentially identical to their market value at the time of deposit.

N.	Dividends, Distributions and Taxes

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis.  Dividends will be paid to Beneficial Owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act.

Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares. Dividend payments will be made through DTC and the DTC Participants to Beneficial Owners on the record date with amounts received from each Fund.

Each Fund will make additional distributions to the extent necessary to (i) distribute the annual investment company taxable income of the Fund, plus any net capital gains and (ii) avoid imposition of the excise tax imposed by Section 4982 of the Code.  The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

O.	Shareholder Transaction and Operational Fees and Expenses

No sales charges for purchases of Shares of any Fund will be imposed. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with the purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board.

However, Applicants note that investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. The Trust will be authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points for each of the Funds, calculated on the average daily NAV of each Fund.  Such plan, if implemented, will be disclosed in the Prospectus.

All other expenses incurred in the operation of the Trust on behalf of the Funds will be borne by the Trust and allocated among the various Funds, except to the extent specifically assumed by the Adviser or some other party, or as otherwise described below. Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to such Fund.  Such expenses incurred by each Fund may include, but will not be limited to, the following: investment advisory fees, custody fees, brokerage commissions, registration fees of the Commission, licensing fees, Exchange listing fees, fees associated with securities lending, and other costs properly payable by such Fund. Common expenses of the Trust and expenses relating both to the Funds and the RiverParkFunds, which are not readily attributable any specific Fund or RiverPark Fund, will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund and RiverPark Fund.  Such expenses may include, but will not be limited to, the following: fees and expenses of the Directors who are not “interested persons” (as defined in the Act) of the Trust; legal and audit fees; certain licensing fees; administration and accounting fees; costs of preparing, printing and mailing Prospectuses and SAIs; costs of preparing, printing and mailing semi-annual and annual reports (together, “Shareholder Reports”); costs of preparing, printing and mailing proxy statement and other documents required for regulatory purposes and for their distribution to existing shareholders; Transfer Agent fees; and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to each Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or some other party.

P.	Dividend Reinvestment Service

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

Q.	Availability of Information

The Applicants believe that a great deal of information will be available to prospective investors about the Funds.

The Website, which will be publicly available prior to the public offering of Shares, will include, or include links to, the current Summary Prospectus,33 Prospectus, SAI, and most recent annual and semi-annual reports to shareholders, if required.  The Website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, daily trading volume, the prior Business Day’s NAV, market closing price, or Bid/Ask Price,34 and a calculation of the premium and discount of the market closing price or Bid/Ask Price against the NAV.  On each Business Day, before commencement of trading in Shares on the Listing Exchange, each Fund will disclose on the Website its Portfolio Securities Disclosure List as described in Section III.B.2. above.  The Website and information will be publicly available at no charge.

33   For purposes of this Application, the term “Summary Prospectus” has the same definition as that set forth in Investment Company Act Release No. 28584, Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies (January 13, 2009).

34   The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

Investors interested in a particular Fund can also obtain the Fund’s SAI, each Fund’s Shareholder Reports and its Form N-CSR, filed twice a year.  A Fund’s SAI and Shareholder Reports will be available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at www.sec.gov.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price, and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services.  The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers.  As previously stated, the Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Portfolio Securities and the estimated Cash Balancing Amount for each Fund.  The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

R.	Sales and Marketing Materials and Prospectus Disclosure

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.”  In addition, the Prospectus and Prospectus Summary, as well as  all sales and marketing materials, for the Funds, will be separate from those used in connection with the RiverPark Mutual Funds.

Although the Trust will be classified and registered under the Act as an open-end management investment company, none of the Funds will be marketed or otherwise “held out” as a mutual fund, in light of the features described in this Application that make each Fund significantly different from what the investing public associates with a conventional mutual fund.  Instead, each Fund will be marketed as an “actively managed exchange-traded fund.”  No Fund marketing materials (other than as required in the Fund’s Prospectus) will reference an “open-end fund” or a “mutual fund”, except to compare and contrast a Fund with conventional mutual funds.  Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

None of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

S.	Third-Party Broker-Dealer Issues

Creation Units will be offered continuously to the public.  Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution”, as such term is used in the Securities Act, may be occurring.  For example, a Broker and/or its customer client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.

Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

IV.	IN SUPPORT OF THE APPLICATION

A.	Standards For Requested Relief

Applicants seek an order from the Commission permitting (i) the Funds to issue individual Shares redeemable in Creation Units only that can be traded on an exchange at market prices; (ii) Foreign Funds and Global Funds to pay redemption proceeds more than seven (7) calendar days after Shares are tendered for redemption; (iii) certain affiliated persons of the Funds to buy from, and sell securities to, the Funds in connection with “in-kind” purchase and redemption of Shares; (iv) certain registered management investment companies and UITs outside of the same group of investment companies as the Funds to acquire Shares in excess of the limits in 12(d)(1)(A); (v) the Funds, any principal underwriter for a Fund and any Broker to sell Shares to such registered management investment companies and UITs in excess of the limits in 12(d)(1)(B); and (vi) the Funds and such registered management investment companies and/or UITs to engage in certain affiliated transactions with the Funds, all as more fully set forth below.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of... [the Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would:  provide increased investment opportunities which should encourage diversified investment; provide, in the case of individual tradable Shares, a security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute by minute market conditions rather than only closing prices; provide a security that should be freely available in response to market demand; provide competition for comparable products available in U.S. markets; facilitate the implementation of diversified investment management techniques; and provide a more tax efficient investment vehicle than most traditional mutual funds.35

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”36  The Shares proposed to be offered would provide a new ETF available to both retail and institutional investors.  As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2) of the Act, relief is requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase

35   As creation and redemption transactions are generally made in-kind, each Fund typically does not generate capital gains to the same degree as a conventional mutual fund holding comparable portfolio securities.

36   See, Investment Company Act Release No. 17534 (June 15, 1990), at 84.  See also, Protecting Investors: A Half Century of Investment Company Act Regulation, Report of the Division of Investment Management, United States Securities and Exchange Commission (May 1992) (the “Half Century Report”) at 506-507.

of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction....including the consideration to be paid or received are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned .... and the proposed transaction is consistent with the general purposes of [the Act].

Applicants believe the planned operation of the Funds meets the criteria for exemption set forth in Section 17(b). The sale and redemption of Creation Units of the Funds will be on the same terms for all investors and, in all cases, Creation Units will be sold and redeemed by the Funds at NAV.  The Deposit Securities and Redemption Securities for each Fund will be determined using procedures applicable to all investors, and affiliated persons of the Funds will not have any advantages over other shareholders. Absent the unusual circumstances described earlier, the Deposit Securities and Redemption Securities will be the same.

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by a Fund at their NAV.  The Deposit Securities and Redemption Securities for a Fund is based on a standard applicable to all and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust’s policy and that of the Fund as described herein; and are consistent with the general purposes of the 1940 Act.

B.	Benefits of the Proposal

The Applicants believe that Shares of the Funds would provide significant benefits to investors and that a grant of relief would be consistent with Section 6(c) of the 1940 Act. The Applicants believe the operation of the Funds, among other things, would provide investors the same benefits of traditional index-based ETFs while providing them with the opportunity to invest in an actively managed ETF that has a specific investment objective and investment strategy that suits investors’ individual investment goals. The Applicants believe that the operation of the Funds also would provide investors with the same benefits available from the actively managed ETFs that recently received Commission orders. The Applicants note that in the Proposing Release, the Commission stated that “we believe that permitting fully transparent, actively managed ETFs would provide additional investment choices for investors.”37

As with other similar products for which the Commission has granted exemptive relief, the price at which Shares trade should be disciplined by arbitrage opportunities created by the option to purchase or redeem Shares in Creation Unit aggregations. This should help ensure that Shares will not trade at a material discount or premium in relation to their NAV.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.  The exemptions and order requested are substantially similar to those granted by the Actively Managed ETF Orders and the Index-Based ETF Orders and are similar to the

37   See, ETF Rule Proposal at 21.

exemption described in the Proposed ETF Rule. Based on the foregoing, the Applicants request the exemptive relief as set forth below.

C.	The Product Does Not Raise Concerns

Applicants believe that the structure and operation of  Funds will be practically identical to those of the Active ETFs and very similar to that of the Index ETFs, discussed in this Application; the only difference that may exist between the operation of the Funds and the Active ETFs and Index ETFs  will occur  if the Funds elect to use “T” accounting on each of the last Calendar-Quarter End Days per year.  In such circumstances, as discussed above, the Advisor will refrain from entering into any purchase and sale transactions with respect to all Portfolio Securities held by a Fund on each of the four Calendar Quarter-End Days per year, and will require any Sub-Adviser to do the same.  Applicants believe that this step will eliminate possible abuses that might otherwise occur on the four Calendar Quarter-End Days per year when the “T” accounting convention is used to calculate such Fund’s NAV and note that this preventative measure is also designed to promote Fund Portfolio transparency on such days.

Applicants are confident that the transparency of each Fund’s Portfolio Securities Deposit List and  the liquidity of its Baskets, coupled with the level and detail of information contained in the Prospectus for each Fund, as well as that displayed on the Website, will promote an arbitrage mechanism as effective as that of the Active ETFs and the Index ETFs currently trading in the secondary market. Consequently, Applicants have every expectation that the Funds will operate in the same manner as the Active ETFs,  provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new and material regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trust and its Funds are natural candidates for the requested relief.

Based on the foregoing, the Applicants respectfully request the relief set forth below.

V.	REQUEST FOR ORDER

The Applicants request a Commission order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and from Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

A.	Sections 2(a)(32) and 5(a)(1) of the Act

Section 5(a)(1) of the Act defines an “open-end company” as “a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer.” Section 2(a)(32) of the Act defines a redeemable security as:

any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Given that Shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request an order under 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust (or any Fund, if applicable) to register as an open-end management investment company and redeem Shares in Creation Units only.

Investors may purchase Shares in Creation Units from each Fund.  Creation Units are always be redeemable in accordance with the provisions of the Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions granted by the Commission that allow Index ETFs and, more recently, Active ETFs, to redeem their shares only in Creation Units. While Applicants recognize that the potential for more significant deviations between a security’s Bid/Ask Price and NAV could exist with actively managed ETFs, that is not the case here since each Fund’s portfolio holdings will be fully transparent. As noted above, each Fund intends to disclose daily on its Website on each Business Day, before commencement of trading of Shares on the Exchange, its current Portfolio Securities Disclosure List.  Since market participants will be aware, at all times, of each Fund’s portfolio securities and other assets which formed the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of Index ETFs and other Active ETFs.  Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, the Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B.	Section 22(d) of the 1940 Act and Rule 22c-l Under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940

Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and the Market Makers will maintain a market for such shares, therefore secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in its prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Exchange. The Shares will trade on and away from the Exchange38 at all times on the basis of current Bid/Ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is limited legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-l, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering Shares at less than the published sales price and repurchasing Shares at more than the published redemption price.39

The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does

38   Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

39   See, Half Century Report at 299-303; See also, Investment Company Act Release No. 13183 (April 22, 1983).

not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange or by creating or redeeming a Creation Unit. Therefore, no Broker should have an advantage over another Broker in the sale of Shares. In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low.

Furthermore, the Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

In addition, no Investing Fund will be compelled to invest in any Fund, and a Fund may choose to reject a direct purchase of Shares in Creation Units by an Investing Fund by declining to enter into the Investing Fund Participation Agreement prior to any investment by an Investing Fund in excess of the limits of 12(d)(1)(A) as discussed below.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. The Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Section 22(e) of the Act

The Applicants seek an order from the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

“No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1)           for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)           for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)           for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for Foreign Funds and Global Funds will be contingent not only on the securities settlement cycle of the U.S. market, but also on the delivery cycles in local markets for the underlying foreign securities held by such Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds and Global Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds and Global Funds that deliver Redemption Securities “in kind,” Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days up to a maximum of 14 calendar days following the tender of a Creation Unit of such Foreign Funds and Global Funds. Applicants request that relief be granted such that each of the Foreign Funds and Global Funds holding Redemption Securities that require a delivery process in excess of seven calendar days up to a maximum of 14 calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund and Global Fund customarily clear and settle. With respect to Future Funds that will be Foreign Funds and Global Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). It is possible that the proclamation of new or special holidays,40 the treatment by market participants of certain days as  “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours41), or the elimination of existing holidays or changes in local securities delivery practices,42 could delay a delivery of redemption proceeds so that it does not occur within seven days, but all such deliveries will be made within 14 calendar days after a redemption request is made in proper form. Under these circumstances, the Applicants would notify shareholders as soon as reasonably practicable.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days up to 14 calendar days, needed to deliver the redemption proceeds for each Foreign Fund and Global Fund. Except as set forth herein or as disclosed in the SAI for any International Fund for analogous dates in subsequent years,

40   Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, e.g., the following examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

41   A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

42   Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets changed to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

deliveries of redemption proceeds by the Foreign Fund and Global Fund relating to those countries or regions are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of an International Fund to be made within 14 calendar days would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund or Global Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds or Global Funds that do not effect creations and redemptions of Creation Units “in-kind”.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s and Global Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to 14 calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) is virtually identical to the relief sought by previous applicants.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

D.	Sections 17(a)(1) and (a)(2) of the Act

Applicants seek an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of all of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interested described in (i); or (iii) holding 5% or more, or more than 25% of the shares of one or more “Affiliated Funds” (as defined below).

Section 17(a) of the Act, in general, makes it:

“unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company … or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company … unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust… by the depositor thereof; (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer)…”

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

The Funds may be deemed to be controlled by the Adviser or any affiliate of the Adviser and hence are affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser, an affiliate of the Adviser, the relevant Sub-Adviser and any affiliate of the Sub-Adviser (an “Affiliated Fund”).

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section

17(a) under Section 6(c). The Commission, under Section 6(c) of the Act, has exempted a series of transactions that otherwise would be prohibited by Section 17(a).43

Section 2(a)(3) of the Act defines an affiliated person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 percentum or more of the outstanding voting securities of such other person; (B) any person 5 percentum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) … any investment adviser for an investment company] or member of an advisory board thereof; and (F) … (the depositor of any] unincorporated investment company not having a board of directors….”

Section 2(a)(9) of the Act provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company….”

If Creation Units of all of the Funds or one or more particular Funds are held by few investors, including a Market Maker, some or all of such investors could be 5% owners of the Trust or such Funds, and one or more investors may hold in excess of 25% of the Trust or such Funds, as the case may be, and therefore would be deemed to be affiliated persons of the Trust or

43   See, e.g., Keystone Custodian Funds, Inc., 21 SEC 295 (1945).

such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Securities contained in a Deposit Securities Basket with a Fund in return for Creation Units, and likewise, Section 17(a)(2) could be read to prohibit such persons from receiving the Redemption Securities of such Fund’s Redemption Securities Basket. Furthermore, one or more investors, or the Market Maker in connection with such person’s market making activities, might each accumulate 5% or more of a Fund’s Shares. Additionally, one or more holders of Shares, or a Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and such persons could therefore be deemed to be affiliated persons of the Trust or such Funds under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that, with respect to one or more other registered investment companies (or series thereof) advised by the Adviser, a large institutional investor could own 5% or more of such other registered investment companies (or series thereof), making that investor a second-tier affiliate of a Fund. Applicants request an exemption from Section 17(a) of the Act pursuant to Section 6(c) in addition to an exemption pursuant to Section 17(b) of the Act to permit any persons that are affiliated persons of the Funds solely by virtue of owning 5% or more, or in excess of 25% of the outstanding Shares of the Trust or one or more Funds (or affiliated persons of such persons so long as they are not otherwise affiliated persons of the Trust or the Funds) or holders of 5% or more of one or more Affiliated Funds, or in excess of 25% of the outstanding shares of such Affiliated Fund, to effectuate purchases and redemptions through in-kind transactions.

In connection with the relief sought under Section 12(d)(1)(J) of the Act requested in Section V.E. below,  Applicants also seek an exemption from Section 17(a)(1) and Section 17(a)(2) of the Act to permit sales of Shares by any Fund to an Investing Fund and purchases of Shares by a Fund from an Investing Fund, and the in-kind transactions that would accompany such sales and purchases.44  In this regard, Applicants observe that an Investing Fund relying on the 12(d)(1) Relief requested herein could potentially own 5% or more of the Shares of a Fund.  Under such circumstances, the Fund could be deemed to be an affiliated person of the Investing Fund, and such Investing Fund could be deemed to be an affiliated person of the Funds.  To the extent that a Fund and an affiliated Fund are so affiliated, sale of Shares by the Fund to the Investing Fund and the purchase of Shares by the Investing Fund may be deemed to violate Section 17(a) of the Act.45

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to the Company whether 15 or 1,500 Creation Units exist for a given Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Securities will be valued in the same manner as those Redemption Securities currently held by the relevant Funds and the valuation of the Deposit Securities and Redemption Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer. Absent the circumstances described earlier, the Fund Deposit Securities and Redemption Securities will be the same.

44   To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, in-kind transactions directly between Funds and Investing Funds.

45   Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Funds of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund may be prohibited by Section 17(e)(1) of the Act. The Investing Fund Participation Agreement will include this acknowledgement.

Applicants also note that the ability to take deposits and make redemptions in-kind could help each Fund reduce expenses and therefore aid in achieving the Fund’s objectives. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing portfolio securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values and therefore creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, the Applicants submit that, by using the same standards for valuing portfolio securities held by a Fund as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

Accordingly, the Applicants respectfully request that the Commission grant relief under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act to the extent necessary to permit all persons that may be deemed affiliated persons by virtue of a 5% ownership or an ownership in excess of 25% (and affiliated persons of such affiliated persons, so long as they are not otherwise affiliated persons of the Trust or the Funds) to purchase and redeem Creation Units in-kind.

For the reasons set forth above, the Applicants believe that (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section

6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

E.	Exemptions from the Provisions of Section 12(d)(1)

1.	General

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale would cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Investing Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

2.	Concerns Underlying Sections 12(d)(1)(A) and (B)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.46   In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment

46   See, House Hearing, 76th Cong., 3d Sess., at 113 (1940).

company.47 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase”48  Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).49 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (3) “largely illusory” diversification benefits; and (4) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth (“PPI Report”).50

Applicants submit that the concerns underlying Section 12(d)(1) of the Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns.

47   See, Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

48   See, House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

49   See, H.R Rep. No 91-1382, 91st Cong , 2d Sess., at 11(1970).

50   See, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

a.	Undue Influence

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 limits the ability of an Investing  Fund’ Advisory Group51, and Investing Funds’ Sub-Advisory Group52 to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Investing Funds Affiliate” is defined as any Investing Funds Adviser, Investing Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of the Investing Funds, and any person controlling, controlled by, or under common control with any of those entities.

Condition B.2 prohibits Investing Funds and Investing Funds Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate53.

Conditions B.3, B.4, B.6, B.7 and B.8 are also designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund to exercise undue influence over a Fund and certain of its affiliates.  For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director,

51   For purposes of this Application, the “Investing Funds’ Advisory Group” is defined as the Investing Funds Adviser, Sponsor, any person controlling, controlled by, or under common control with the Investing Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Funds Adviser or Sponsor. In this regard, each Investment Management Company’s investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the “Investing Funds Adviser.”  Similarly, each Investing Trust’s sponsor is the “Sponsor.”

52   An “Investing Funds’ Sub-Advisory Group” is defined as the Investing Funds Sub-Adviser, any person controlling, controlled by or under common control with the Investing Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Funds Sub-Adviser or any person controlling, controlled by or under common control with the Investing Funds Sub-Adviser. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(B) of the Act is the “Investing Funds Sub-Adviser.”

53   A “Fund Affiliate” is defined as the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee of the Investing Funds, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to insure that the Fund’s Board and the Adviser, as well as the Investing Fund’s board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order.  A representation to this effect is required to be included in the Investing Fund Participation Agreement which must be in effect between the Fund and an Investing Fund before an investment is made in excess of Section 12(d)(1)(A).

A Fund would retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the Investing Fund Participation Agreement with the Investing Fund.

b.	Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund54 (2) fund holding companies subject their investors to two layers of advisory fees;55 and (3) investors in load funds, including fund holding companies, investing in load funds, may

54   See, PPI Report at 319-320.

55   Id. at 318.

pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.

Under condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the non-interested directors or trustees, will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Fund.

As mentioned above, Shares are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.

In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs.  Under condition B.5, an Investing Fund Adviser or an Investing Fund’s trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser, trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund.  In addition, the Investing Fund Sub-Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Sub-Adviser or an affiliated person of the Investing Fund Sub-Adviser, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the

Investing Fund’s Sub-Adviser.  Condition B.11 prevents any sales changes or service fees on shares of an Investing Fund from exceeding the limits applicable to an Investing Fund as set forth in Conduct Rule 2830 of the56 NASD.

c.	Complex Structures

The PPI Report also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose.57 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.” Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds would serve several meaningful purposes and offer special benefits to the Investing Funds. Applicants further submit that the Investing Fund Adviser will provide investment services to the Investing Funds that will likely differ from, not merely duplicate, the advisory services provided by the Adviser and Sub-Adviser to the Funds. Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.

Shares may provide Investing Funds with an easy way to gain instant exposure to a variety of market segments through a single, relatively low cost transaction. Shares also are extremely flexible investment tools.  For example, an Investing Fund could use Shares to quickly and easily: (1) invest cash in a liquid instrument that has a high correlation to the Investing Funds’ benchmark, while at the same time maximizing the potential to outperform the benchmark; (2) effectively manage cash flows thus enabling the Investing Fund to stay as fully invested as possible; (3) immediately diversify market segments or other exposure; (4)

56   All references to Conduct Rule 2830 of the NASD include any successor or replacement rule that may be adopted by FINRA.

57   See, PPI Report at 321.

immediately modify style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (5) implement long/short strategies between active and passive management styles. In addition, Shares are bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be sold short without regard to the up-tick provisions of Rule 10a-1 under the Exchange Act (i.e., Shares can be sold on a downtick), can be purchased on margin, can be purchased or sold by limit order, and are valued on a real time basis. Index ETFs are already being used by institutional investors for these purposes, particularly as a “place to park cash.”58

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.

F.	Discussion of Precedent

The Applicants’ requested relief with respect to Sections 2(a)(32) and 5(a)(1) is virtually identical to the exemptive relief obtained by previous applicants.59 The Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the exchange trading of Shares at prices determined by market forces) is virtually identical to the exemptive relief obtained by previous applicants.60 The Applicants’ requested relief with respect to Section 22(e) is virtually identical to the exemptive relief obtained by previous applicants.61

58   See, Ian Salisbury, Individuals Now Rule ETF Realm – Barclays, State Street Cite Low Costs, Investing Ease In Appeal on Main Street, WALL ST. J., April 1, 2006.

59   See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order and Foreign Order, footnote 4, supra.

60   See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order, Nasdaq-100 Order, Foreign Order MidCap SPDR Order, SPDR Order and SuperTrust Order, footnote 4, supra.

61   See, e.g., In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release No. 28653 (Mar. 20, 2009); In the Matter of Grail Advisors, LLC, et al., Investment Company Act Release No. 28604 (January 16,

The Applicant’s requested relief with respect to Section 12(d)(1) is virtually identical to exemptive relief obtained by previous applicants.62

The Applicants’ requested relief with respect to Sections 17(a) and 17(b) is virtually identical to the exemptive relief obtained by prior applicants with respect to the Active ETFs.63

The “active” management of the Funds is the only substantive difference with regard to the prior relief granted by the Commission to Index ETFs; however, the relief is substantially similar to the recent relief granted by the Active ETF Orders.64

Applicants do not believe that the Funds raise any significant new regulatory issues. As discussed above, the portfolios of the Funds will be fully transparent, thereby permitting arbitrage activity to the same extent as existing index-based ETFs and recently approved actively managed ETFs.

In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, virtually identical to that requested herein, to Index ETFs and Active ETFs, is equally applicable to the Funds.

VI.	EXPRESS CONDITIONS TO THE APPLICATION

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

2009); NETS Order, footnote 4, supra; In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release No. 27784 (Apr. 25, 2007); and In the Matter of WisdomTree Investments, et al., Investment Company Act Release No. 27391 (June 12, 2006).
62   See, e.g., iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003) (Order), as amended by iShares Trust et al., Investment Company Act Release No. 29172 (March 10, 2010) (Order).

63   See, footnote 3, supra.

64   See, e.g., AdvisorShares Order, Claymore Active Order, PIMCO Active Order, WisdomTree Order II, PowerShares Order II, in footnote 4, supra.

A.	Actively Managed Exchange Traded Fund Relief

1.	As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

2.
No Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.
The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund: (a) the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the Bid/Ask Price against such NAV.

4.
On each Business Day, before the commencement of trading in Shares on the  Listing Exchange, each Fund will disclose on its Website the Portfolio Securities Disclosure List for such Fund which will form the basis of the Fund’s calculation of NAV at the end of such Business Day.

5.
No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

6.	The requested Order will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed ETFs.

B.	Section 12(d)(1) Relief

1.
The members of the Investing Fund Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Investing Fund Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund Advisory Group or the Investing Fund Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.
No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or a Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.
The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.
Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the non-interested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.
The Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.
No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.
The Board, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of Beneficial Owners.

8.
Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.
Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), any Investing Fund will execute an Investing Fund Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment.  At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate.  The Investing Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The Fund and the Investing Fund will maintain

and preserve a copy of the order, the agreement, and the list with   any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an accessible place.

10.
Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees with respect to shares of an Investing Fund will not exceed the limits applicable to an Investing Fund as set forth in Conduct Rule 2830 of the NASD.

12.	No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.

VII.	PROCEDURAL MATTERS

1.
Pursuant to Rule 0-2(f) under the Act, applicants state that their addresses are as indicated on the cover page of this Amended Application, and further state that all communications or questions concerning this Amended Application should be directed to:

Morty Schaja
River Park Advisors, LLC
156 West 56th Street
New York, NY  10019

With copies to:

Kathleen H. Moriarty, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY  10022-2585

2.
Applicants request that the Commission issue the requested orders pursuant to Rule 0-4 under the Act without conducting a hearing.  The Applicants have attached as exhibits to the Amended Application the required verifications.

VIII.	AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Amended Application dated February 28, 2011 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.

RiverPark Advisors, LLC

By	: /s/Morty Schaja
Name: Morty Schaja
Title: Chief Executive Officer

RiverPark Funds Trust

By	: /s/ Morty Schaja
Name: Morty Schaja
Title: Trustee, President and Chairman of the Board

[____________], as Distributor
By:
Name:
Title:

AUTHORIZATION -
RIVERPARK ADVISORS, LLC

In accordance with Rule 0-2(c) under the Act, Morty Schaja states that all actions necessary to authorize the execution and filing of this Amended Application by RiverPark Advisors, LLC have been taken, and that as Chief Executive Officer  of  RP Holding Group, the sole member thereof, he is authorized to execute and file the same on behalf of RiverPark Advisors, LLC. and all actions necessary to execute and file such instrument have been taken. Morty Schaja  further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

RP Holding Group LLC

By:	/s/ Morty Schaja
Name: Morty Schaja
Title: Chief Executive Officer

Date: February 28, 2011

AUTHORIZATION -
RIVERPARK FUNDS TRUST

In accordance with Rule 0-2(c) under the Act, Morty Schaja, in his capacity as Trustee of the RiverPark Funds Trust (“Trust”), state that all actions necessary to authorize the execution and filing of this Amended Application have been taken, and the person signing and filing this document are authorized to do so on behalf of the Trust pursuant to his general authority as  Trustee of the Trust and pursuant to the following resolutions adopted by the  Trust on February 28, 2011:

RESOLVED, that Trust be, and hereby is, authorized to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c), of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act;  and

RESOLVED, that the Trust ratify any and all actions previously taken by Morty Schaja in connection with the preparation and filing with the Securities and Exchange Commission by RiverPark Advisors, LLC and RiverPark Advisors ETF Trust  an application, and amendments thereto, pursuant to Section 6(c) of the “Act, granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

/s/ Morty Schaja
Morty Schaja
Trustee,
President and Chairman of the Board

Date: February 28, 2011

APPENDIX A -
INITIAL FUNDS

A.           General

Each of the Initial Funds described below will invest  at least 80% of its net assets in securities as described below, and may invest the remainder of its assets in ETFs, cash and high-quality securities, liquid short term instruments, including shares of money market funds , and other securities deemed appropriate by the Adviser.

B.           Specific

1.  RiverPark Small Cap Growth ETF

Investment Objective

RiverPark Small Cap Growth ETF (“RiverPark Small Cap” or the “Fund”) seeks long-term capital appreciation.

Principal Investment Strategies

RiverPark Small Cap seeks long-term capital appreciation by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of small capitalization companies that RiverPark Advisors, LLC, the Fund’s investment adviser (“RiverPark” or the “Adviser”) believes have above-average growth prospects.  The Fund considers companies with market capitalizations at the time of purchase less than $2.5 billion to be small capitalization companies.  RiverPark uses a fundamental research driven approach to identifying those industries and companies with the strongest growth prospects for revenue, earnings and/or cash flow over the medium and long term and seeks to buy stock in those companies at attractive valuations.  The Fund may invest in companies in any industry.  The Fund expects to invest primarily in the securities of U.S. companies, but it may also invest outside the U.S.

The Fund invests in industries that RiverPark believes are the beneficiaries of long-term secular changes in the global economy and companies within those industries that are gaining market share and have, what RiverPark believes to be, long-term sustainable competitive advantages and positions protected by strong barriers to entry.  RiverPark seeks companies with latent pricing power, expanding free cash flow and a high return on invested capital.  RiverPark also looks for companies with strong and experienced management teams with clear business objectives.  RiverPark believes it can gain an investment advantage not only through its primary research and by developing conviction in business models, but also because it invests with a long-term time horizon.

RiverPark’s investment process includes several well-defined steps.  First, RiverPark frames the investment opportunity by analyzing the investment characteristics of both the industry and the specific company with a focus on the medium- and long-term secular and structural dynamics involved, such as sustainable competitive advantages, barriers to entry, technological innovation, changes in government regulation and demographic trends.  The next step includes fundamental research, including company visits and primary research of competitors, customers and suppliers, as RiverPark seeks to gain conviction in both the competitive dynamics within the industry and the reputation, skill and drive of the management team.  Finally, RiverPark creates and maintains detailed, proprietary financial models of the revenues, earnings and cash flows of each potential investment and establishes price targets that encompass its view of the firm’s future enterprise value.  RiverPark’s purchase and sell disciplines are driven by combining its own proprietary projections of the future fundamentals of a business with what it believes are conservative valuation metrics.

RiverPark’s goal is to invest only when it can firmly establish conviction in the business prospects of the company and when it believes valuations are compelling.  RiverPark looks for the opportunity to invest in its high conviction ideas at times when it believes a company’s prospects are misunderstood by other investors or analysts, the markets react to short-term events, and/or business models change.

2.  RiverPark Short Term High Yield ETF

Investment Objective

The RiverPark Short Term High Yield ETF (“RiverPark Short Term” or the “Fund”) seeks high current income and capital appreciation consistent with the preservation of capital.

Principal Investment Strategies

RiverPark Short Term seeks high current income and capital appreciation consistent with the preservation of capital by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in short term debt, preferred stock, convertible bonds, bank loans and high yield bonds (“Securities”) such as securities issued by the U.S. Government, its agencies and instrumentalities, or corporate bonds or notes that Cohanzick Management Inc. (“Cohanzick”), RiverPark Short Term’s sub-adviser, deems appropriate for the Fund’s investment objective.  Under normal circumstances, RiverPark Short Term will invest no less than 65% of its net assets in high yield securities, also known as “junk bonds,” rated BB or below by a Rating Agency or, if unrated, determined by Cohanzick to be of comparable quality.  RiverPark Short Term will typically invest in Securities having a maturity date of three years or less.  However, the Fund may invest up to 25% of its assets in Securities having a maturity date in excess of three years, provided, that, at the time of purchasing such Securities, Cohanzick reasonably believes that a Qualifying Feature (as described below) will cause such Securities to be redeemed in three years or less.  “Qualifying Feature” means any of the following: (a) an announcement of an event of the issuer, such as an issuer announcement of an early redemption;

(b) a relevant contractual feature of the Security, such as provisions allowing holders a mandatory put date; (c) a specific attribute of such Security such as contractual sinking fund requirements and/or cash flow sweeps; or (d) the Security has floating rate coupons.

In addition to considering economic factors such as the effect of interest rates on RiverPark Short Term’s investments, Cohanzick applies a “bottom up” approach in choosing investments.  This means that Cohanzick looks at income-producing securities one at a time to determine if a security is an attractive investment opportunity and if it is consistent with the Fund’s investment objective.  If Cohanzick is unable to find such investments, the Fund’s uninvested assets may be held in cash or similar investments, subject to the Fund’s specific investment objective.

RiverPark Short Term may invest no more than 20% of its net assets in bank loans.

3.  RiverPark/Gravity Long-Biased Fund

Investment Objective

The RiverPark/Gravity Long-Biased Fund (“RiverPark/Gravity Long-Biased ” or the “Fund”) seeks long-term capital appreciation.

Principal Investment Strategies

RiverPark Gravity seeks long-term capital appreciation with reduced market-related risk by investing up to 100% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of large capitalization companies that Gravity, the Fund’s sub-adviser, believes are significantly undervalued relative to their long term prospects. The Fund considers companies with market capitalizations in excess of $5 billion to be large capitalization companies. The Fund will generally not be fully invested and will use cash and/or short positions in equity exchange-traded funds (“ETFs”) to reduce its market exposure. The Fund expects to invest primarily in the securities of U.S. companies, but it may also invest outside of the U.S.

Gravity’s investment process is both disciplined and repeatable. Gravity filters all prospective investments via a process that seeks to distill any potential security acquisition into three main elements: the quality of the business in question, the quality of the management running the business, and the price the market is asking us to pay. Gravity's analysis focuses on these three critical drivers of value and seeks to answer these questions, among others: What are the barriers to entry in the business, and does the company have a sustainable competitive advantage? What are its long-term growth prospects? In terms of management, are they good long-term stewards of the business, and do they know how to allocate capital — or are they poor re-investors of their company’s profits? Regarding price, is there a wide disconnect between the current market price and our estimate of intrinsic value? Does the price allow for a “margin of safety,” so that even if business conditions remain mediocre the investor does not lose much money?

After answering such questions, Gravity grades each security from A to F on all three factors. When all three – business, management and price – line up with high marks, Gravity purchases the security, otherwise – which is most of the time – Gravity does nothing, preferring instead to wait, analyze and watch. Gravity believes this process provides a repeatable, predictable framework to make sound investment decisions as well as the discipline and patience to be highly selective in Gravity’s ultimate choices. Not only must the price be cheap, the business and the management must be sound as well.

Gravity intends to overlay its long portfolio with selective shorting of both individual stocks and equity market index ETFs. Gravity believes that such a strategy can both smooth volatility of returns and help protect capital in down markets. In addition, Gravity also intends to hold cash when no suitable investment opportunities can be found, and this will also dampen volatility and protect capital in down markets.

The Fund may sell a security short so long as, as a result of that sale, the current value of securities sold short by that Fund would not exceed 30% of the value of its net assets. The amount of shorts in the portfolio at any given time will be dependent on two critical factors. First, Gravity will weigh overall macroeconomic conditions, the state of securities markets both here and abroad and other “top down” considerations; the more bearish Gravity’s analysis is of such factors, the greater the short overlay. Second, during the course of organic, long-oriented research Gravity may identify individual securities it believes to be overvalued and will short them based on a “bottoms up” fundamental analysis.